Form 51-102F3
MATERIAL CHANGE REPORT

Item 1.                 Name & Address of Company

Eurasian Minerals Inc. (the “Company”)
Suite 300 - 570 Granville Street
Vancouver, British Columbia
V6C 3P1

Item 2.                 Date of Material Change

March 21, 2011

Item 3.                 News Release

A press release dated March 21, 2011 was issued to the British Columbia and Alberta Securities Commission, the TSX Venture Exchange and through the facilities of Marketwire via Canadian Timely Disclosure.

Item 4.                 Summary of Material Change

The Company announces the completion of the final tranche of its CAD $17.875 million private placement by the sale of 3,039,000 units for proceeds of CAD $9,876,750. Each unit, priced at CAD $3.25, consisted of one common share and one-half of one common share purchase warrant.

Item 5.                 Full Description of Material Change

Item 5.1              Full Description of Material Change

Please refer to the press release of the Company disseminated on March 21, 2011, attached hereto.

Item 5.2              Disclosure for Restructuring Transactions

Not applicable

Item 6.                 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.                 Omitted Information

None.

Item 8.                 Executive Officer

The following executive officer of the Company is knowledgeable about the material change and this report:

Valerie Barlow, Corporate Secretary
Phone: 604-688-6390
Email: valerie@eurasianminerals.com

Item 9.                 Date of Report

March 21, 2011

Eurasian Minerals Inc. NOT FOR DISTRIBUTION TO US NEWSWIRE SERVICES NOR FOR DISSEMINATION IN THE UNITED STATES OF AMERICA

NEWS RELEASE

Eurasian Minerals Completes Second $3 Million Tranche of CAD $17.875 Million Private Placement

Vancouver, British Columbia, March 14, 2011 (TSX Venture: EMX) – Eurasian Minerals Inc. is pleased to announce the completion of the second tranche of its CAD $17.875 million private placement by the sale of 921,000 units for proceeds of CAD $2,993,250. Each unit, priced at CAD $3.25, consisted of one common share and one-half of one common share purchase warrant. Each full warrant entitles warrantholder to purchase one additional common share of EMX until March 14, 2013 at a purchase price of CAD $4.00. The shares, including the shares issuable on exercise of warrants, are subject to restrictions on transfer until July 15, 2011.

Newmont Mining Corporation of Canada Limited, a wholly-owned subsidiary of Newmont Mining Corporation (NYSE: NEM), purchased 500,000 units for proceeds of CAD$1,625,000 in this second tranche of the placement. Eurasian expects the next (and final) tranche of 3,034,000 units for proceeds of CAD$9,860,500 will close shortly.

The Company issued to finders 16,150 units (being 5% of the number of units issued to subscribers introduced by finders) and 16,150 finder warrants (being 5% of such units), each finder warrant being exercisable for two years to acquire one common share for CAD$3.50.

For further information contact:

David M. Cole	Valerie Barlow
President and Chief Executive Officer	Corporate Secretary
Phone: (303) 979-6666	Phone: (604) 688-6390
Email: dave@eurasianminerals.com	Email: valerie@eurasianminerals.com
Website: www.eurasianminerals.com

Neither TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States of America. The securities have not been and will not be registered under the United States Securities Act of 1933 or any state securities laws and may not be offered or sold within the United States or to U.S. Persons (as defined in the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws, or an exemption from such registration is available.